May 25, 2018

Via Edgar

Ms. Jennifer Monick

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Life Storage, Inc.
Life Storage LP
Form 10-K
Filed February 27, 2018
Form 8-K
Filed May 2, 2018
File No. 001-13820 and 000-24071

Dear Ms. Monick:

This letter is submitted in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Life Storage, Inc. and Life Storage LP (collectively, the “Company”) dated May 24, 2018.

Form 8-K filed May 2, 2018

Exhibit 99.1

1.	We note your presentation of net operating income. In future earnings releases, please include a reconciliation of net operating income to net income. Please refer to Item 10(e) of Regulation S-K.

Response:

In our future earnings releases, commencing with our earnings release for the quarter ended June 30, 2018, we will include a reconciliation of net operating income to net income in accordance with Item 10(e) of Regulation S-K. The format of this reconciliation will be consistent with the reconciliation of net operating income to net income presented in our discussion of our results of operations for the quarterly period ended March 31, 2018 in Item 2. of our Form 10-Q filed May 3, 2018.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Further, the Company understands that staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments on the enclosed, or need for further information, please feel free to call me at (716) 650-6144.

Sincerely yours,

/s/ Andrew J. Gregoire
Chief Financial Officer